Exhibit 99.1

Bright Scholar Embarks on OMO Strategy and to Launch Virtual “Future Global School”

FOSHAN, China, June 17, 2020 (PRNewswire) - Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE:BEDU), a global premier education service company, today hosted an online press conference to announce the launch of its virtual “Future Global School” (the “School”), an online school focusing on international curriculums.

Leveraging the rich offline international education resources of Bright Scholar, the “Future Global School” will adopt the Online-Merge-Offline (the “OMO”) model for the international curriculum to create new learning experience for potential students around the globe. Students can take all or some classes online, and complete other classes and activities in physical schools within the Bright Scholar global network or physical schools of their choice.

The online school aims to mirror the ethos of Bright Scholar schools via an interactive and intelligent Learning Management System to deliver high quality international curriculums including A-Level, Cambridge English for Young Learners, Cambridge English for General and Higher Education from September 2020, and will start AP and IB courses in the near future.

Mr. Nelson Chen, the Future Global School’s Principal, comments, “Our A-Level curriculum of the School are well suited for students in Grade 11 and Grade 12 whether they are current students of Bright Scholar schools or outside our school network. Upon completion of the courses, candidates will be eligible to participate in the official A-Level exam. They can eventually apply overseas universities with their A-Level results, school transcript and language test results.”

Mr. Jerry He, Executive Vice Chairman of Bright Scholar, comments, “Bright Scholar has been investing in digital innovation with focus on education technology in recent years. The launch of the virtual “Future Global School” with OMO model represents a major milestone in utilizing technology to increase access to high quality education for international learners, ushering a new age of learning. The “Future Global School” will significantly improve the learning experience of our students in the face of pandemic, and accelerate the sharing of knowledge, expertise, resources and teachers across our global network of schools.”

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, dedicated to providing quality international education to global students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of February 29, 2020, Bright Scholar operated 80 schools across ten provinces in China and eight schools overseas, covering the breadth of K-12 academic needs of its students. In the six months ended February 29, 2020, Bright Scholar had an average of 51,879 students enrolled at its schools.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507